January 24, 2007

VIA EDGAR FILING

To: United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Tia Jenkins
RE: Registrant Name: Protokinetix, Inc. (the “Company”)

Dear Ms. Jenkins:

This office represents the Company as special legal counsel. Please accept the below narrative which has been prepared by the Company in response to your communication dated January 5, 2006 regarding the review of the Company’s 10-KSB/A for the fiscal year ended December 31, 2005 filed with the Securities and Exchange Commission on August 16, 2006 (the “10-KSB/A”). The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry

Financial Statements

Comment number one: With respect to our previous comment 1, we note your response to us. It does not appear you have a basis for recording the intangible assets since the development of your future products are based on “the success of on-going scientific research” and the research may take years to complete. Additionally, you have a history of operating losses. Please revise to restate your financial statements as of December 31, 2005, or explain to us in as much detail as necessary, how the $3,110,000 meets the definition of an asset in accordance with generally accepted accounting principles.

Response: In determining the value and treatment of the acquired intangible assets the company used the following Financial Accounting Standards in determining the appropriate Financial Statement Presentation for those assets. The fact that the company has a history of operating losses is not a criterion in determining the fair value of an intangible asset. The company used the NASDAQ listed market price to determine the fair value of the purchased intangible assets and those amounts are reflected on the financial statements in accordance with generally accepted accounting principles.

The Statement of Financial Accounting Standards No. 142
Accounting for Goodwill and Other Intangible Assets

Paragraph 9 - Initial Recognition and Measurement of Intangible Assets

“An intangible asset that is acquired either individually or with a group of other assets shall be initially recognized and measured based on its fair value.

I hope that the information provided and attached hereto adequately responds to your request. Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact either the Company’s accounting consultant, Mark Ralston, at 604-601-2020 or myself at 760-804-8844, extension 205.

Very truly yours,

/s/ Mark L. Baum, Esq
_________________________________
The Baum Law Firm, P.C.
Mark L. Baum, Esq.
Special Legal Counsel
Protokinetix, Inc.

CC:  Protokinetix, Inc.
Dr. John Todd, M.D.
604-687-9887 (phone)
604-687-6652 (facsimile